SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: November 30, 2002
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    5)*

AirNet Systems, Inc.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

009417-10-6

(CUSIP Number)

December 26, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009417-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerald G. Mercer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 880,808

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 880,808

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 880,808

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 8.7%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer AirNet Systems, Inc.
	(b)	Address of Issuer's Principal Executive Offices 3939 International Gateway Columbus, Ohio 43219

Item 2.
	(a)	Name of Person Filing Gerald G. Mercer
	(b)	Address of Principal Business Office or, if none, Residence 1804 Avanti Court Daytona Beach, FL 32124
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Shares, par value $0.01 per share
	(e)	CUSIP Number 009417-10-6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 880,808 common shares (1)(2)
(b) Percent of class: 8.7% (1)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 880,808 common shares (1)(2)
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of 880,808 common shares (1)(2)
(iv) Shared power to dispose or to direct the disposition of None

(1)           As of January 2, 2003

(2)           Includes 465,228 common shares as to which the reporting person is the record holder and exercises sole voting and dispositive power and 415,580 common shares held of record by the Gerald G. Mercer Intangibles Trust (the “Trust”) as to which the reporting person’s spouse serves as the sole trustee and exercises sole voting and dispositive power; and the reporting person is the beneficiary, but has no voting authority or dispositive power.  The reporting person disclaims beneficial ownership of the 415,580 common shares held of record by the Trust.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 2003
Date
/s/ Gerald G. Mercer
Signature
Gerald G. Mercer
Name/Title